UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 19, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Mechel Reports 1H2020 Operational Results

Moscow, Russia – 19 August 2020 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 1H2020 operational results.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on 1H2020 operational results:

“We do not see any significant impact of the COVID-19 pandemic on our mining segment’s operational results. Our facilities function in a stable mode and fulfill their obligations regarding product shipments. However, the pandemic’s effect on the steel division’s 2Q2020 sales is obvious, in both export and domestic markets. There was no traditional seasonal spike in demand.

“The seven-percent improvement in overall coal mining volumes quarter-on-quarter is due to the restoration and increase of the mining equipment at our Yakut and Kuzbass facilities, which had a positive effect on this accounting period’s sales to Asia Pacific where business has picked up after the coronavirus pandemic passed its peak stage. Nevertheless, the coal prices fell to a four-year minimum and are far from the previous quarter’s comfortable levels. The coal prices are under pressure from the policy of Chinese authorities that now adhere to strict ecological requirements toward imported coal and its quality and buy coal according to quotas. In June, the majority of Australian producers — key players on the international coal market — announced that they intend a downward correction of their operational plans. This gives grounds to expect that global coal prices may begin to move back up.

“Coking coal concentrate sales went up by 14 percent quarter-on-quarter due to increased mining and stable customer demand. Our sales structure underwent changes as the financial year ended in March (as well as several contracts with Japanese partners). We redirected thus released volumes toward China and South Korea.

“The 17-percent increase in PCI sales and the six-percent increase in anthracite sales were due to Southern Kuzbass Coal Company boosting production of these types of coal. PCI coals were fully shipped to export, while in anthracite sales exports accounted for 77%, with sales on the more profitable Asian markets doubling. Also, in Posiet and Ust-Luga ports we formed two shiploads of anthracite that were de-facto sold in the next accounting period.

“In the second quarter, we increased thermal coal sales by 11% thanks to our redirecting sales in favor of Vietnamese customers. We set a quarterly shipment record to this country in the second quarter, reaching 373,000 tonnes. This year we also supply a major volume of thermal coal to Far Eastern Generating Company that we have a long-term contract with.

“Iron ore concentrate sales went down by 18% quarter-on-quarter due to a slump in ore mining and lower iron content in the ore.

“Sales of metallurgical coke generally remained at the previous quarter’s level. Weaker demand for this product in the European Union was partially compensated by a hike in sales to Asia. For example, we sent a test batch of coke to Malaysia.

“In the steel division, pig iron and steel output went up by 5% and 6% accordingly as major overhauls of Chelyabinsk Metallurgical Plant’s blast furnace and converter were completed. Considering our country’s difficult epidemiological situation, we adapted to market needs and our clients’ requirements insofar as ready product output and sales policy were concerned. And even though the construction season started out late, the overall sales of long rolls remained at the first quarter’s level, with a three-percent increase year-on-year, primarily due to rebar sales. Sales of the universal rolling mill’s shapes and sections went down in the second quarter due to a noticeable slump in demand for high-margin products in this period.

“In 1H2020 we increased output of rolled flats that are consistently in demand, as this product’s high profit margin makes it a priority for the Group. In 2Q2020 we saw a decrease in sales due to the coronavirus pandemic.

“Early this year our forgings sales demonstrated growth, as we managed to profit by the situation in European markets where Chinese producers’ share fell due to that country’s quarantine measures. However, in the second quarter the closure of European storages led to a 24-percent slump in sales of forged rolls quarter-on-quarter. Nevertheless, we increased domestic sales of stainless steel and construction alloyed forgings by 7%. The decrease in stampings sales was due to a weaker demand for railroad axles as Russia’s wagonbuilding market hit stagnation.

“As Bratsk Ferroalloy Plant launched its upgraded ore thermal furnace #3, the plant increased output and sales of ferrosilicon (+46% quarter-on-quarter). Transfer of a major shipload, already prepared for dispatch, from the first to the second quarter contributed to this result.

“As engineering and furniture plants’ demand for wire dramatically decreased due to an overall slump in acquisitions, this led to an eight-percent decrease in 1H2020 hardware sales. In 2Q2020 we managed to boost sales of other types of hardware and attain positive dynamics (+1% quarter-on-quarter).

“The decrease in generation of electricity and heat by 18% and 52% accordingly in 2Q2020 quarter-on-quarter was due to the end of the cold season and the beginning of sweeping repairs of our heat-power equipment.”

Production and sales for 1H2020

Production:

Product Name	1H2020, thousand tonnes	1H2019, thousand tonnes	%	2Q2020, thousand tonnes	1Q2020, thousand tonnes	%
Run-of-Mine Coal*	8,857	6,098	+45	4,578	4,279	+7

Pig Iron	1,783	1,737	+3	912	872	+5

Steel	1,803	1,861	-3	926	876	+6
Electric power generation (thousand kWh)	1,608,023	1,755,693	-8	723,670	884,354	-18
Heat power generation (Gcal)	2,721,630	2,996,001	-9	885,068	1,836,563	-52

* Excluding operational results of Elga Coal Complex.

Sales:

Product Name	1H2020, thousand tonnes	1H2019, thousand tonnes	%	2Q2020, thousand tonnes	1Q2020, thousand tonnes	%
Coking coal concentrate*	3,052	2,957	+3	1,628	1,424	+14

Including coking coal concentrate supplied to third parties	2,200	2,141	+3	1,152	1,048	+10

PCI	967	545	+77	521	445	+17

Including PCI supplied to third parties	967	545	+77	521	445	+17

Anthracites	552	295	+87	284	268	+6

Including anthracites supplied to third parties	433	234	+85	221	212	+4

Thermal coal*	1,857	1,594	+17	975	882	+11

Including thermal coal supplied to third parties	1,274	1,370	-7	655	619	+6

Iron ore concentrate	1,041	1,199	-13	470	571	-18
Including iron ore concentrate supplied to third parties	16	167	-90	9	7	+40
Coke	1,230	1,265	-3	607	623	-3

Including coke supplied to third parties	370	416	-11	171	198	-14

Ferrosilicon	31	36	-14	18	13	+46
Including ferrosilicon supplied to third parties	21	24	-10	13	8	+58

Long rolls	1,295	1,262	+3	647	648	0

Flat rolls	233	229	+2	109	124	-12

Hardware	268	290	-8	134	133	+1

Forgings	22	21	+2	9	12	-24

Stampings	27	60	-55	4	23	-82

Universal rolling mill:

	1H2020, thousand tonnes	1H2019, thousand tonnes	%	2Q2020, thousand tonnes	1Q2020, thousand tonnes	%
Sales of rails	215	90	+139	99	116	-15
Sales of sections	143	142	+1	67	76	-11

* Excluding operational results of Elga Coal Complex.

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: August 19, 2020